Exhibit 18.1

August 6, 2008

Board of Directors
Chesapeake Corporation
1021 E. Cary Street, 22nd Floor
Richmond, VA 23219

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended June 29, 2008.  The footnotes therein describe a change in accounting principle from computing a market-related value of pension plan assets to using actual market value of pension plan assets in its pension accounting.  It should be understood that the preferability of using market value for a company’s pension plan assets over a method of computing market-related value of pension plan assets has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the fact that the new method will use actual fair value related to pension assets, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 30, 2007. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP